

RECEIVED

2005 MAR 21 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 February 2005



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside appoints new Chief Financial Officer, lodged with the Australian Stock Exchange on 9 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 9 FEBRUARY 2005
7:20AM (WST)


WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE APPOINTS NEW CHIEF FINANCIAL OFFICER

Woodside Energy Ltd. has appointed Ross Carroll, a finance executive with 18 years experience in the resources industry, as its new Chief Financial Officer.

Mr Carroll is currently Vice President of Finance and Planning at BHP Billiton Petroleum Americas, based in Houston, USA.

He has worked for BHP Billiton in a variety of finance roles since joining that company in 1987.

Mr Carroll, who was born in Melbourne, spent seven years working in Western Australia before being posted to Houston in 2003.

He is a proven financial executive with a strong background in implementing disciplined financial reporting systems in a global resources company.

Mr Carroll is expected to begin working at Woodside in late March.